Exhibit 17.3

From: Trip Camper

Sent: Thursday, December 07, 2006 9:19 AM

To: Mike Rollins

Subject: Answer to the S-10 filing

Dear Mike,	December 5, 2006

The following is my response to the filing with the SEC as it pertains to the letter submitted with my resignation;

First, I never refused Stanford. I disagreed and voiced disagreement based on Elandia’s Chairman, Mr. David Levine’s asking the board to appoint a new director, Mr. Carlos Fernandez as the independent auditor without having other candidates or having the Board Members having an opportunity to meet him before making him an offer.

As I had already discussed with the new presiding President, Mr. Harry Hobbs, that for me to help Elandia in efforts that Elandia would like to accomplish, it would be a conflict and I would resign in order to help move that process.

Furthermore, I knew it was Stanford’s board seat and theirs to do with what they want. Again and for the record, I disagreed but did not refuse. Based on the principle of the Chairman to make such appointment without Stanford and the Chairman discussing this with Sir James Michael Ask hoy (Board Member and shareholder) per the Plan of Arrangement it was apparent that since I raised the question prior to my planned resignation of which I informed Stanford of my intention, this became a potential obstacle for the Chairman prior to the November Board meeting.

As the original Board Members know me, I have always been totally supportive to Elandia’s Board and to the company I founded. The only disagreement I have had was the current Chairman not with the resignation which was I was already in the planning stages with the management.

Best regards,

S.D. “Trip” Camper III